Exhibit 22.1

June 2, 2015

[Investor Name]

[Investor Address]

Dear [Name of Investor]:

You currently own one or more renewable unsecured subordinated notes issued by Twin Cities Power Holdings LLC (“TCPH”) totaling $_________.

Effective July 1, 2015, we intend to change our name to Aspirity Corporation (“Aspirity”). We also intend to change our corporate form from a limited liability company to a “C” corporation. The renamed business will continue to be an SEC-reporting company and Tim Krieger will still be its controlling shareholder.

Concurrent with these corporate changes, we intend to restructure our business. Aspirity, like Holdings, will sell electricity to retail accounts and will make investments in energy-related businesses. However, unlike Holdings, Aspirity will not trade power in the volatile wholesale markets.

Further, we intend to transfer substantially all of our assets to a newly formed subsidiary which we will then sell to the Company’s current owners, the principal one of which is Tim. This new company, Krieger Enterprises, will be the first financial services client of Aspirity. Although indirect, the relationship and transaction between Aspirity and Krieger Enterprises is structured to provide extra protection for noteholders. We believe the markets for retail electricity and energy-related financial services offer tremendous opportunities for stable and profitable growth without the risks inherent in the power trading business. These changes to our business model should benefit you as a noteholder.

The terms, interest rates, ability to redeem notes at maturity, and each of our other obligations to you will remain the same after all of these changes. Any new notes purchased and all notes renewed after June 30, 2015 will be issued by Aspirity.

Our board of governors unanimously approved these new plans and strategies at a special meeting on May 27, 2015. However, because of its materiality, the sale is subject to the approval of a majority (by principal amount) of our noteholders. Not casting a ballot is considered a “no” vote. Our owner, board, and management team all recommend you vote “YES”.

Enclosed please find a ballot and a postage-prepaid envelope for your use. We respectfully request that you return it to us by June 26, 2015.

We realize that you may want more details about these events before voting. Enclosed is a list of frequently asked questions and a detailed explanation of the changes described above. You may also contact Wiley Sharp, our Chief Financial Officer, for more information. He can be reached by phone at 953-241-3105 or via email at wsharp@twincitiespower.com.

We sincerely thank you for your investment in our notes and look forward to continuing our mutually profitable relationship.

Timothy S. Krieger President	Wiley H. Sharp III Chief Financial Officer

16233 Kenyon Ave, Suite 210 • Lakeville MN 55044 • 952-241-3103 main • 952-898-3571 fax • twincitiespower.com